貝克・麥堅時律師事務所

[redacted]

07022624

10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED
2007 APR 18 A 8:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

April 11, 2007

Our ref: 32002208-000003

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SUPPL

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated April 2, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446, 011-852-2846-2475 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Michelle Li/ Ingrid Ling

PROCESSED
APR 23 2007
THOMSON FINANCIAL

Encl.

dlw 4/19

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission on April 2, 2007:

1. Announcement of the Final Results for the Year Ended 31 December, 2006 by China Shipping Container Lines Company Limited, released on April 11, 2007.

2. Announcement of Poll Results of Special General Meeting Held on 10 April 2007 by China Shipping Container Lines Company Limited, released on April 11, 2007.

SOUTH CHINA MORNING POST 11 APR 2007

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 2866)

POLL RESULTS OF SPECIAL GENERAL MEETING HELD ON 10 APRIL 2007

The board of directors (the "Board") of China Shipping Container Lines Company Limited (the "Company") is pleased to announce that the following resolutions (the "Resolutions") were passed at the Company's special general meeting (the "SGM") held at 2:30 p.m. on 10 April 2007 at Conference Room 1, 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China. Unless the context otherwise requires, the expressions used in this announcement shall have the same meanings as defined in the Company's circular dated 16 February 2007 (the "Circular"). Two Shareholders and one authorised proxy (representing two Shareholders) holding an aggregate of 3,798,365,581 shares with voting rights in the Company, representing approximately 62.99% of the total number of shares with voting rights (6,030,000,000 shares) of the Company, were present at the SGM.

As mentioned in the Circular, China Shipping and its associate(s) were required to abstain from voting on the Resolutions at the SGM. Accordingly, the Shareholders and authorised proxies representing 2,420,000,000 shares of the Company were entitled to vote for or against the Resolutions.

The SGM was chaired by Mr. Zhang Guofa, a Vice Chairman of the Board and a non-executive director of the Company. After consideration by the said Shareholders entitled to vote for or against the Resolutions and authorised proxies of such Shareholders and through voting by way of poll, the Resolutions were passed at the SGM and the details of voting are as follows:

	Resolutions	Number of Votes (approximate 3.12%)		
	Ordinary resolutions	For	Against	Abstain
1.	To ratify the proposed revised 2006 annual caps for the continuing connected transactions entered into under the Master Supply Agreement, the First Master Liner and Cargo Agency Agreement, the Second Master Liner and Cargo Agency Agreement and the Master Liner Services Agreement respectively, details of which are set out in the Circular.	187,308,581 (99.439%)	1,057,000 (0.561%)	0 (0%)
2.	To approve the continuing connected transactions entered into under the Master Supply Agreement, the First Master Liner and Cargo Agency Agreement, the Second Master Liner and Cargo Agency Agreement, the Master Liner Services Agreement, the Master Ground Container Transport Agreement, the First Master Container Management Agreement, the Second Master Container Management Agreement, the Master Time Charter Agreement, the First Master Loading and Unloading Agreement and the Second Master Loading and Unloading Agreement, together with their respective proposed annual caps for each of the three years ending 31 December 2007, 2008 and 2009, details of which are set out in the Circular.	187,298,581 (99.434%)	1,057,000 (0.561%)	10,000 (0.005%)
3.	To approve the Revised Master Provision of Containers Agreement (the "Agreement") to be entered into between the Company and China Shipping (a copy of the draft Agreement was produced to the SGM marked "A" and initialed by the Chairman for the purposes of identification), all transactions (including all continuing connected transactions) contemplated thereunder and its proposed annual caps for each of the three years ending 31 December 2007, 2008 and 2009, details of which are set out in the Circular, and to authorize any one director of the Company to sign the Agreement for and on behalf of the Company.	187,298,581 (99.434%)	1,057,000 (0.561%)	10,000 (0.005%)
4.	To authorise any one director of the Company to do all such further acts and things and execute all such further documents and take all such steps which in his discretion may be necessary, desirable or expedient to implement and/or give effect to the terms of and the matters contemplated under the abovementioned Resolutions.	187,298,581 (99.434%)	1,057,000 (0.561%)	10,000 (0.005%)

As more than 1/2 of the votes were cast in favour of each of the Resolutions, all Resolutions were duly passed as ordinary resolutions.

The voting at the SGM was scrutinized by the Company's auditors, PricewaterhouseCoopers *(Note)*.

Note: Scope of work of PricewaterhouseCoopers

The poll results of the SGM were subject to scrutiny by PricewaterhouseCoopers, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree to the poll results summary prepared by the Company to poll forms collected and provided by the Company to PricewaterhouseCoopers. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

By order of the board of directors of
China Shipping Container Lines Company Limited
Company Secretary
Ye Yu Mang

Shanghai, the People's Republic of China
10 April 2007

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and under the English name "China Shipping Container Lines Company Limited".*

B6

SOUTH CHINA MORNING POST 11 APR 2007

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2866)

ANNOUNCEMENT OF THE FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER, 2006

FINANCIAL HIGHLIGHTS

- Turnover increased 7.5% to RMB30,502,378,000
- Operating profit decreased 64.7% to RMB1,670,031,000
- Profit attributable to equity holders decreased 76.0% to RMB859,210,000

The board of directors (the "Board") of China Shipping Container Lines Company Limited (the "Company") is pleased to present the consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December, 2006, together with the comparative figures for the year ended 31 December, 2005.

CHAIRMAN'S STATEMENT

Following the down cycle of the industry during the first half of 2006, the container shipping market began to recover since the beginning of the second half of 2006. The Group has achieved remarkable growth in its results as compared with the first half of the year by capturing business opportunities created by market recovery, making internal structural adjustments, carrying out meticulous management and transforming sales strategies. However, the results were still lower as compared with the results for 2004 and 2005 when the shipping industry peaked.

I am pleased to report that for the year ended 31 December, 2006, the Group recorded a turnover of RMB30,502,378,000, achieving an increase of 7.5% as compared with the same period last year. However, profit attributable to equity holders decreased by 76.0% as compared with the same period last year to RMB859,210,000 due to factors such as rising fuel price and falling average freight rate.

The Board recommends the payment of a final dividend of RMB0.04 per share.

OPERATION REVIEW

From the end of 2005 to the first quarter of 2006, market anxiety regarding additional shipping capacity resulted in intensified competition, generally lower freight rates of trade lanes (especially the European/ Mediterranean trade lanes), the continuous rise in fuel price and the increase in operation costs of feeder and inland transportation. These, amongst other factors, caused the Group's profit for 2006 to be depressed.

Under such operating circumstances, the Group adjusted its operating strategy and implemented meticulous management. As a result, the Group's results for the whole year was maintained at a comparatively high level.

In 2006, the Group first adjusted the proportion of shipping capacity in several trade lanes according to market demand. As a result, the economic benefits of the Group's trade lanes were optimised and the Group's competitiveness was further enhanced.

Secondly, the Group strengthened the range and depth of its external cooperation. The Group inaugurated trade lanes in succession with other liner shipping companies, such as the 7th European trade lane, the Far East to west coast of South America trade lane, the Europe to east coast of America trade lane, the Europe to America Gulf trade lane, and the Africa/West Africa trade lane, etc. As a result, operating costs were decreased, pressure on sales was alleviated to a certain extent and the coverage of our trade lane network was further expanded.

Thirdly, the Group implemented the strategy of improving the quality of trade lanes. The Group inaugurated domestic quality trade lanes since the beginning of August 2006. Through the operation of quality trade lanes, the operation and sales of trade lanes was refined, the quality and level of service was improved, competitiveness was enhanced and economic benefit was greatly increased.

In addition, the Group devoted itself to improving the current imbalance in backhaul cargo through measures such as increasing the number of overseas agencies and enlarging its overseas sales force. The Group also stabilised shipping volume and revenue by measures such as entering into long-term service contracts with major customers.

OUTLOOK

In 2007, world economy and trade is still expected to continue growing. However, there are still numerous uncertain factors such as fuel and steel price trends, the American economy and regional trade friction. In addition, the successive delivery of new additional shipping capacity into the global shipping market will still bring pressure to the operation of each liner shipping company. Thus, although the operation during the beginning of year 2007 is better than that of the same period last year, the Group remains cautious about the container shipping market in 2007.

The Group plans to continue carrying out various measures in 2007 and believes that these strategic adjustments will be reflected to a full extent in the future results of the Group.

Firstly, the Group will continue to strengthen the construction of the branding of its trade lanes and spread the successful experience in its quality trade lanes for domestic trade. By developing the quality of services of all its trade lanes in compliance with the requirements of quality trade lanes, such as the rate of on-schedule arrival, logistic distribution, etc., the Group intends to build up reputable brand identity in the market for its quality trade lanes.

Secondly, the Group will continue to strengthen the scope of cooperation and enhance its resource integration ability. Such measures will not only decrease operating costs and alleviate pressure in cargo solicitation, but will also enlarge its service coverage and increase the voyage frequency of its trade lanes, and therefore better satisfy customers' needs. Such cooperation will not be limited to the maritime transportation business, but will also expand to related businesses such as railway transportation, so as to achieve full business connection between shipping transportation networks and railway container transportation networks, and develop comprehensive multi-channel services. What is worth mentioning is that the cooperation between the Group and the railway transportation companies as well as the in-depth development of waterway transportation of the Yangtze River are expected to fully intensify during the year 2007.

Thirdly, the Group will put emphasis on the development of regional trade lanes abroad while maintaining its competitiveness in domestic trade lanes. Due to changing world economic patterns and emerging opportunities in regional markets, the Group will strengthen its exploitation of new emerging regional markets in a timely manner so as to capture business opportunities.

Fourthly, the Group will continue to devote itself to improving the current transportation imbalance, strengthening the solicitation of backhaul cargo and enlarging the proportion of long-term customers. In this respect, the Group has specially set up a global sales team so as to carry forward this work.

Fifthly, the Group will continue to adjust its fleet structure. As at 31 December, 2006, the Group's shipping capacity amounted to 398,974 TEU and is expected to reach approximately 450,000 TEU by the end of 2007. At that time, the aggregate shipping capacity of large scale container vessels, each with a capacity of over 4,000 TEU, will account for approximately 80% of the total shipping capacity. The fleet structure will thus be further optimised.

Sixthly, the Group will deeply exploit the potential of cost savings, such as optimising its trade lanes, minimising port calls, extending sub-route services, paying close attention to the fuel market, locking in fuel prices in a timely manner and controlling fuel cost. These measures have always been the core of the meticulous management policy of the Group.

In addition, the Group will continue to strengthen talent development, establish information technology systems, and promote its corporate culture and service concept, etc., all of which have always been the Group's emphasis.

The year 2007 happens to be the 10th anniversary of the Group's establishment. During the past ten years, we have created achievements one after another. Regarding the future, I have full confidence that through the efforts of all Group staff and the support from all our shareholders, the Group will open up a new phase in its development.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 DECEMBER, 2006

	Note	Year ended 31 December, 2006 RMB'000	2005 RMB'000
Turnover	3	30,502,378	28,374,680
Operating costs	4,6	(28,391,606)	(23,331,132)
Gross profit		2,110,772	5,043,548
Other operating income	5	133,171	238,262
Administrative and general expenses	6	(573,912)	(551,234)
Operating profit		1,670,031	4,730,576
Finance costs	7	(533,999)	(427,273)
Share of profit of an associated company		6,529	5,960
Profit before income tax		1,142,561	4,309,263
Income tax expense	8	(277,847)	(724,168)
Profit for the year		864,714	3,585,095
Attributable to:			
Equity holders of the Company		859,210	3,582,782
Minority interests		5,504	2,313
		864,714	3,585,095
Dividends	10	241,200	723,600
Basic earnings per share for profit attributable to the equity holders of the Company during the year *(expressed in RMB per share)*	9	RMB0.14	RMB0.59

CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER, 2006

	Note	As at 31 December, 2006 RMB'000	2005 RMB'000
ASSETS			
Non-current assets			
Fixed assets		23,463,851	20,770,813
Land use rights		13,356	13,686
Goodwill		46,427	13,281
Investment in an associated company		48,758	47,596
Investment in a jointly controlled entity		32,000	-
		23,604,392	20,845,376
Current assets			
Bunkers		635,735	553,080
Trade and notes receivables	11	3,490,403	4,054,345
Prepayments and other receivables		97,984	129,154
Cash and cash equivalents		2,915,542	3,423,373
		7,139,664	8,159,952
Total assets		30,744,056	29,005,328
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital		6,030,000	6,030,000
Other reserves		5,998,515	6,128,838
Retained earnings			
– Proposed final dividend		241,200	723,600
– Others		4,263,526	3,709,426
		16,533,241	16,591,864
Minority interests		42,964	37,460
Total equity		16,576,205	16,629,324
LIABILITIES			
Non-current liabilities			
Long-term bank loans		5,538,152	5,107,112
Finance lease obligations		3,199,249	2,404,974
Deferred tax liabilities		837,249	637,120
		9,574,650	8,149,206

Current liabilities			
Trade and notes payables	*12*	2,205,055	2,759,412
Accrual and other payables		515,189	305,702
Short-term bank loans		400,000	–
Long-term bank loans – current portion		707,608	501,053
Finance lease obligations – current portion		695,724	458,681
Income tax payable		69,625	201,950
		4,593,201	4,226,798
Total liabilities		14,167,851	12,376,004
Total equity and liabilities		30,744,056	29,005,328
Net current assets		2,546,463	3,933,154
Total assets less current liabilities		26,150,855	24,778,530

Notes:

1. **GENERAL INFORMATION**

The Group is principally engaged in owning, chartering and operating container vessels for the provision of international and domestic container marine transportation service.

The Company was established in the People's Republic of China (the "PRC") on 28 August, 1997 as a company with limited liability under the Company Law of the PRC. On 3 March, 2004, the Company was transformed into a joint stock limited company under the Company Law of the PRC (the "Transformation") by converting its registered capital and reserves as at 31 October, 2003 into 3,830,000,000 shares of RMB1 each. The Company's H shares (the "Share Issue") have been listed on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 16 June, 2004.

2. **ACCOUNTING POLICIES AND BASIS OF PREPARATION**

The consolidated accounts of the Company have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). The consolidated accounts have been prepared under the historical cost convention, as modified by the revaluation of certain financial assets and financial liabilities at fair value through profit or loss.

The adoption of new/revised HKFRS

In 2006, the Group adopted the amendments and interpretation of HKFRS below, which are relevant to its operations.

HKAS 21 (Amendment)	Net Investment in a Foreign Operation
HKAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 (Amendment)	The Fair Value Option
HKAS 39 and HKFRS 4 (Amendment)	Financial Guarantee Contracts
HK(IFRIC)-Int 4	Determining whether an Arrangement contains a Lease

The Group has assessed the impact of the adoption of these amendments and interpretation and considered that there was no significant impact on the Group's results and financial position nor any substantial changes in the Group's accounting policies.

Standards, interpretation and amendments to existing standards that are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published which are relevant to the Group's operations and accounts and are mandatory for the Group's accounting periods beginning on or after 1 January, 2007 or later periods as follows:

Effective from 1 January, 2007

HKAS 1 (Amendment)	Presentation of Financial Statements: Capital Disclosures
HK (IFRIC) – Int 8	Scope of HKFRS 2
HK (IFRIC) – Int 9	Reassessment of Embedded Derivatives
HK (IFRIC) – Int 10	Interim Reporting and Impairment
HK (IFRIC) – Int 11	HKFRS 2 – Group and Treasury Share Transactions
HKFRS 7	Financial Instruments: Disclosures

Effective from 1 January, 2009

HKFRS 8	Operating Segments

The Group has not early adopted the above standards, amendments and interpretations and is not yet in a position to state whether substantial changes to the Group's accounting policies and presentation of the accounts will be resulted.

3. TURNOVER AND SEGMENT INFORMATION

The principal activities of the Group are owning, chartering and operating container vessels for the provision of international and domestic container marine transportation service. Turnover represents gross revenues from liner and chartering services, net of discounts allowed, where applicable.

	2006 *RMB'000*	2005 *RMB'000*
Turnover		
Liner	30,375,447	28,126,526
Chartering	126,931	248,154
	30,502,378	28,374,680

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

The business segment reporting includes provisions of liner service and chartering of vessels. In respect of the geographical segment reporting, segment revenues from liner and chartering services cover the world's major trade lanes.

Primary reporting format – business segments

The Group's business is organised into two business segments: liner and chartering. The Group's business is dominated by provision of liner services. The chartering business is of insufficient size to be reported separately.

Secondary reporting format – geographical segments

The Group's liner and chartering businesses are managed on a worldwide basis. The turnover generated from the world's major trade lanes includes North America, South America, Europe/Mediterranean, Australia, East and Southeast Asia, Middle East, China domestic and others.

The directors of the Company consider that the nature of the Group's business precludes a meaningful allocation of the Group's assets to specific geographical segments as defined under HKAS 14 "Segment Reporting". Accordingly, geographical segment information is only presented for turnover:

	2006 *RMB'000*	2005 *RMB'000*
North America	12,840,106	11,060,184
South America	650,379	281,271
Europe/Mediterranean	8,600,589	10,372,910
Australia	1,278,240	1,378,370
East and Southeast Asia	1,596,373	1,758,694
Middle East	1,097,042	78,322
China Domestic	2,419,817	1,938,820
Others	2,019,832	1,506,109
	30,502,378	28,374,680

4. OPERATING COSTS

	2006 *RMB'000*	2005 *RMB'000*
Operating costs		
Container and cargo	12,789,231	10,473,989
Vessel and voyage	10,280,565	7,752,946
Sub-route and others	5,321,810	5,104,197
	28,391,606	23,331,132

5. OTHER OPERATING INCOME

	2006 *RMB'000*	2005 *RMB'000*
Interest income	74,849	84,801
Information technology services fees	42,213	25,825
Reversal of provision for impairment of receivables	16,109	-
Recovery of payment for claims	-	28,305
Compensation income *(note (i))*	-	99,331
	133,171	238,262

Note:

(i) Pursuant to an agreement between a fellow subsidiary and the City of Los Angeles on 21 May, 2005, the City of Los Angeles made compensation to the fellow subsidiary for the delay in providing premises at Berths 100-102. Out of the aforementioned compensation receivable from the City of Los Angeles, the fellow subsidiary agreed to pay USD12,000,000 to the Company to compensate the Company for the additional costs incurred by the Group due to the delay in the provision of port related services.

6. EXPENSES BY NATURE

	2006 RMB'000	2005 RMB'000
Auditor's remunerations	4,980	4,500
Cost of bunkers consumed	6,311,076	4,383,763
Depreciation:		
– Owned container vessels chartered-out under operating leases	14,462	20,316
– Other owned assets	694,170	414,101
– Containers under finance leases	474,856	441,202
	1,183,488	875,619
Loss on disposal of fixed assets	11,645	5,034
Operating lease rental:		
– Container vessels	2,399,354	2,360,813
– Containers	587,676	587,459
– Buildings	43,000	32,809
	3,030,030	2,981,081
Provision for impairment of receivables	–	6,211
Employee benefit expense, including directors' and supervisors' emoluments	739,498	605,171
Foreign exchange losses	19,034	58,699
Bank charges	4,372	1,598

7. FINANCE COSTS

	2006 RMB'000	2005 RMB'000
Interest expenses:		
– bank loans	362,627	278,404
– finance lease obligations	295,123	288,520
Total interest expenses	657,750	566,924
Less: amount capitalised in vessels under construction	(123,751)	(139,651)
	533,999	427,273

The capitalisation rate applied to funds borrowed generally and utilised for the vessels under construction is 5.43% (2005: 5.46%) per annum for the year ended 31 December, 2006.

8. INCOME TAX EXPENSE

	2006 RMB'000	2005 RMB'000
Current income tax		
– Hong Kong profits tax *(note (i))*	1,214	2,198
– PRC enterprise income tax *(note (ii))*	76,504	234,807
Deferred taxation	200,129	487,163
	277,847	724,168

Note:

(i) Hong Kong profits tax

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits for the year ended 31 December, 2006.

(ii) PRC enterprise income tax ("EIT")

The Company is a joint stock limited company under the Company Law of the PRC and was registered in the Pudong New District, Shanghai. According to the relevant laws and regulations, the EIT rate applicable to the Company is 15%.

The Company's subsidiaries incorporated in the PRC are subject to EIT at a rate ranging from 0% to 33% for the year ended 31 December, 2006 (2005: 0% – 33%).

Pursuant to relevant EIT regulations, the profits derived by the Company's overseas subsidiaries are subject to EIT. The Company has obtained approval from the tax bureau to adopt a fixed rate of 16.5% on the profits of the overseas subsidiaries for EIT purposes.

9. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company RMB 859,210,000 (2005: RMB 3,582,782,000) by the number of 6,030,000,000 (2005: 6,030,000,000) shares in issue during the year.

	2006 *RMB'000*	2005 *RMB'000*
Profit attributable to equity holders of the Company	859,210	3,582,782
Number of ordinary shares in issue *(thousands)*	6,030,000	6,030,000
Basic earnings per share *(RMB per share)*	RMB0.14	RMB0.59

Diluted earnings per share has not been presented as the Company has no potential dilutive shares.

10. DIVIDENDS

	2006 *RMB'000*	2005 *RMB'000*
Final, proposed of RMB0.04 (2005: RMB0.12) *(note (i))*		
– per domestic share	144,400	433,200
– per H share	96,800	290,400
	241,200	723,600

Note:

(i) The dividends paid during the year ended 31 December, 2006 were 2005 final proposed dividend of RMB 723,600,000 (RMB 0.12 per share). The dividends paid during the year ended 2005 were 2004 special dividend to ultimate holding company of RMB480,098,000 and 2004 final proposed dividend of RMB1,206,000,000 (RMB0.2 per share). A dividend in respect of 2006 of RMB 0.04 per share, amounting to a total dividend of RMB 241,200,000 was proposed at the Board of Directors' Meeting on 10 April, 2007. These accounts do not reflect this dividend payable.

11. TRADE AND NOTES RECEIVABLES

	As at 31 December,	
	2006 *RMB'000*	2005 *RMB'000*
Trade receivables		
– Fellow subsidiaries	1,932,592	1,997,785
– Others	1,431,516	1,933,858
	3,364,108	3,931,643
Notes receivables	126,295	122,702
	3,490,403	4,054,345

The ageing analysis of the trade and notes receivables is as follows:

	As at 31 December,	
	2006 *RMB'000*	2005 *RMB'000*
1 to 3 months	2,914,493	2,547,888
4 to 6 months	561,926	699,593
7 to 9 months	114,784	428,547
10 to 12 months	–	499,913
Over 1 year	13,150	8,463
	3,604,353	4,184,404
Less: provision for impairment of receivables	(113,950)	(130,059)
	3,490,403	4,054,345

Credit policy

Credit terms in the range between 30 to 50 days are granted to those customers with good payment history. Invoices to other customers are due for payment upon presentation.

12. TRADE AND NOTES PAYABLES

	As at 31 December,	
	2006 *RMB'000*	2005 *RMB'000*
Trade payables		
– Fellow subsidiaries	259,834	467,858
– Others	1,945,221	2,281,554
	2,205,055	2,749,412
Notes payables	–	10,000
	2,205,055	2,759,412

The ageing analysis of the trade and notes payables is as follows:

	As at 31 December,	
	2006	2005
	RMB'000	*RMB'000*
1 to 3 months	2,132,189	1,954,087
4 to 6 months	45,774	697,283
7 to 9 months	27,092	108,042
	2,205,055	2,759,412

The figures above in respect of the preliminary announcement of the Group's results for the year ended 31 December, 2006 have been agreed by the Group's auditors, PricewaterhouseCoopers, to the amounts set out in the Group's consolidated accounts for the year. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by PricewaterhouseCoopers on the preliminary announcement.

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

For the year ended 31 December, 2006, the Group recorded a turnover of RMB30,502,378,000, representing an increase of 7.5% as compared to the previous year; profit before income tax was RMB1,142,561,000, representing a decrease of 73.5% as compared to the last year; profit attributable to equity holders amounted to RMB859,210,000, representing a decrease of 76.0% as compared to the last year; loaded cargo volume for the whole year amounted to 5,657,955 TEU, representing an increase of 23.1% as compared to the last year. For the year ended 31 December, 2006, the average freight rate per TEU of the Group amounted to RMB5,295, representing a decrease of 12.5% as compared to the previous year.

As at 31 December, 2006, the total shipping capacity of the Group reached 398,974 TEU. The shipping capacity for the year increased 14.7% as compared to the last year.

FINANCIAL REVIEW

Turnover

The Group's turnover increased by RMB2,127,698,000 or 7.5% from RMB28,374,680,000 for the year ended 31 December, 2005 to RMB30,502,378,000 for the year ended 31 December, 2006. The increase in turnover was primarily due to:

- *Increased volume of loaded cargoes*

  The volume of loaded cargoes for the year ended 31 December, 2006 amounted to 5,657,955 TEU, representing an increase of 23.1% as compared to year 2005 as a result of the increased cargo volume in several main trade lanes including the American trade lane, the Middle East trade lane and domestic trade lanes as well as the enhanced shipping capacity on major trade lanes and the improving of the overall structure of the global trade lanes through the deployment of new and large container vessels.

  Analysis of loaded container volume by trade lanes

Principal Market	2006 (TEU)	2005 (TEU)	Change
North America	1,356,657	1,092,118	24.2%
South America	75,908	32,723	132.0%
Europe/Mediterranean	1,351,670	1,219,384	10.8%
Australia	181,526	194,216	-6.5%
East Asia/Southeast Asia	604,164	572,215	5.6%
China domestic	1,712,679	1,402,272	22.1%
Middle East	236,204	9,905	2284.7%
Others	139,147	74,562	86.6%
	5,657,955	4,597,395	23.1%

- *Freight rate:*

  The Group's average freight rate per TEU for the year 2006 amounted to RMB5,295, representing a decrease of 12.5% as compared to year 2005. In particular, the average freight rate per TEU for international trade lanes recorded a decrease of about 13.8% as compared to year 2005 to RMB6,980. The main reason for the decrease in international trade lanes was that in 2006, the great decrease of freight rates for Europe/Mediterranean trade lanes dragged down the average freight rate for the whole year. The average freight rate per TEU for domestic trade lanes increased by RMB30 as compared to the same period last year to RMB1,413 mainly due to the inauguration of quality trade lanes for domestic trade by the Group, which in turn resulted in an increase in freight rates for domestic trade lanes.

Operating costs

For the year ended 31 December, 2006, total operating costs amounted to RMB28,391,606,000, representing an increase of 21.7% as compared to year 2005. However, operating costs, on a per TEU basis, decreased by 1.1% as compared to year 2005 to RMB5,018. The increase in the total operating costs was mainly due to:

- Container and cargo costs increased by 22.1% from RMB10,473,989,000 in 2005 to RMB12,789,231,000 mainly due to the increase in the volume of loaded cargoes. Port charges amounted to RMB2,256,495,000, representing an increase of 21.5% as a result of extended services, higher voyage frequencies and increase in port calling and canal passing frequency. The stevedore charges for loaded and empty containers amounted to RMB7,980,690,000, representing an increase of 22.7%, principally due to the increase in the volume of loaded cargoes in the international and domestic trade lanes and repositioning of empty containers.

- Vessel and voyage costs amounted to RMB10,280,565,000 for the year ended 31 December, 2006, representing an increase of 32.6% as compared to year 2005. To a certain extent, vessel and voyage costs per TEU decreased with the deployment of large vessels which were ordered by the Group at low costs during the down cycle of the shipping industry. However, with the continuously high rise in fuel price in 2006, the annual average closing price of crude oil in the New York commodity exchange was USD66.2 per barrel, representing an increase of 16.9% as compared to year 2005. Moreover, there were additional vessels deployed and put into operation. Accordingly fuel and oil costs amounted to RMB6,311,076,000, representing an increase of 44.0% as compared with the year 2005. As a result, the Group's vessel and voyage costs per TEU increased by RMB130.6 or 7.7% from RMB1,686.4 in 2005 to RMB1,817.0 in 2006.

- Sub-route and other costs amounted to RMB5,321,810,000, representing an increase of 4.3% as compared to year 2005. The increase was mainly due to an increase in volume of sub-route services and expense in employee welfare.

Gross profit

Due to the above reasons, the Group recorded a gross profit of RMB2,110,772,000 in 2006, representing a decrease of RMB2,932,776,000 or 58.1% as compared to year 2005.

Income tax expense

The Company is a joint stock limited company under the Company Law of the PRC and was registered in the Pudong New District, Shanghai, the EIT rate applicable to the Company is 15%. The Company's subsidiaries incorporated in the PRC are subject to EIT at a rate ranging from 0% to 33% for the year ended 31 December, 2006. The profits derived by the Company's overseas subsidiaries are subject to EIT at a fixed rate of 16.5%, as approved by the tax bureau, on the profits of the overseas subsidiaries for EIT purpose.

Administrative and general expenses

For the year ended 31 December, 2006, the Group's administrative and general expenses were RMB573,912,000, representing an increase of 4.1% as compared to year 2005. This was mainly due to an increase in employee costs.

Profit attributable to equity holders

Due to the above reasons, the profit attributable to the equity holders of the Company decreased by RMB2,723,572,000 or 76.0% from RMB3,582,782,000 in 2005 to RMB859,210,000 in 2006.

Liquidity and financial resources

The Group's principal sources of working capital have been the cash flow from operations and bank borrowings. Cash is mainly used in financing operating costs, new vessels, purchase of containers, payment of dividends and the repayment of principal and interest for bank borrowings and finance leases.

As at 31 December, 2006, the Group's total bank loans were RMB6,645,760,000. The maturity profile is spread over a period between 2007 and 2019, with RMB1,107,608,000 repayable within one year, RMB707,608,000 in the second year, RMB4,079,808,000 in the third to fifth year, and RMB750,736,000 after the fifth year. The Group's long-term bank loans are mainly used for the purchase of new vessels and containers.

As at 31 December, 2006, the long-term bank loans were secured by mortgages over several container vessels, vessels under construction and containers with a net book value of RMB7,009,915,000 (31 December, 2005: RMB6,727,496,000), charges over shipbuilding contracts and shares of certain vessel owning subsidiaries.

As at 31 December, 2006, the Group had RMB loans at fixed interest rates in the amount of RMB4,283,940,000 and USD loans at floating interest rates in the amount of RMB2,361,820,000. The Group's loans are primarily denominated in RMB and US dollars while cash and cash equivalents are also denominated in these two currencies.

As at 31 December, 2006, the Group's obligations under finance leases amounted to RMB3,894,973,000 (as compared with RMB2,863,655,000 as at 31 December, 2005). The maturity profile is spread as follows: the amount repayable within one year is RMB695,724,000, the amount repayable in the second year is RMB664,694,000, the amount repayable in the third to fifth year is RMB1,731,693,000 and the amount repayable after the fifth year is RMB802,862,000. All the finance lease obligations payable are arranged for the lease of containers.

Net current assets

As at 31 December, 2006, the Group's net current assets amounted to RMB2,546,463,000.

Current assets mainly comprised bunkers of RMB635,735,000, trade and notes receivables of RMB3,490,403,000, prepayments and other receivables of RMB97,984,000 and cash and cash equivalents of RMB2,915,542,000.

Current liabilities mainly comprised trade and notes payables of RMB2,205,055,000, accrual and other payables of RMB515,189,000, income tax payable of RMB69,625,000, long-term bank loans-current portion of RMB707,608,000, finance lease obligations-current portion of RMB695,724,000 and short-term borrowing of RMB400,000,000.

Cash flows

For the year ended 31 December, 2006, the Group's net cash generated from operating activities was RMB2,765,663,000, denominated principally in RMB, US dollars and Hong Kong dollars, and which represented a decrease of RMB2,375,485,000 from year 2005. Cash and cash equivalent balances at the end of year 2006 decreased by RMB507,831,000 as compared to the same period last year, mainly reflecting the net cash used in financing activities and investing activities in construction of vessels and containers, payment of dividends, repayment of principal and interest for bank borrowings and repayment of finance leases obligations exceeded the net cash generated from operating activities. Net cash generated from operations, when not needed for working capital requirements, is principally held as short-term and demand deposits.

The following table provides information regarding the Group's cash flows for the reporting periods.

	For the year ended 31 December, 2006 *RMB*	2005 *RMB*
Net cash generated from operating activities	2,765,663,000	5,141,148,000
Net cash used in investing activities	(3,686,690,000)	(4,997,605,000)
Net cash generated from/(used in) financing activities	413,196,000	(2,583,661,000)
Net decrease in cash and cash equivalents	(507,831,000)	(2,440,118,000)

Net cash generated from operating activities

For the year ended 31 December, 2006, the net cash generated from operating activities was RMB2,765,663,000, representing a decrease of RMB2,375,485,000 from RMB5,141,148,000 in 2005. The decrease was mainly due to the increase in operating costs and decrease in the gross profit. The net cash generated from operations for 2006 was RMB2,975,706,000, representing a decrease of 43.9% as compared with RMB5,304,218,000 in 2005. Whereas, the payment of income tax within the stipulated period increased by RMB46,973,000 or 28.8% as compared to the last year.

Net cash used in investing activities

For the year ended 31 December, 2006, net cash used in investing activities was RMB3,686,690,000, representing a decrease of RMB1,310,915,000 from RMB4,997,605,000 in 2005. The decrease was mainly due to the decrease in the Group's capital expenditure on vessels and other construction in progress of RMB3,671,894,000 (2005: RMB5,088,539,000).

Net cash generated from financing activities

For the year ended 31 December, 2006, net cash generated from financing activities was RMB413,196,000, representing a net increase of RMB2,996,857,000 as compared to the net cash used in financing activities of RMB2,583,661,000 in 2005.

Average debtor turnover

The Group's average debtor turnover days were similar to last year, mainly due to management's effort to strengthen credit control over settlement from customers.

Gearing ratio

As at 31 December, 2006, the Group's gearing ratio (i.e. the ratio of net debt over shareholder's equity) was 46.0%, which is higher than the 30.4% as at 31 December, 2005. The main reason for the higher level of the gearing was capital expenditure on construction of vessels and containers and payment of dividends exceeded net cash inflow from operating activities.

Foreign exchange risk and hedging

Most of the revenue of the Group are settled or denominated in US dollars and most of the operating expenses are also settled or denominated in US dollars. As a result, the negative impact on the operating income due to the continuous appreciation of RMB can be offset by each other to a certain extent. With the RMB appreciation, monetary net assets including cash and cash equivalents in US dollars and HK dollars continued to depreciate. During the year, the Group devoted much effort to improve the currency structure of such assets, as a result, the exchange losses of the Group was controlled to RMB19,034,000 and the exchange difference attributable to equity holders amounted to RMB194,233,000. The Group continues to monitor the exchange rate fluctuation of RMB, convert net cash inflow from operating activities into RMB in a timely manner so as to minimise foreign currency risk. The Group will continue to implement the policy of timely conversion of foreign currency assets into RMB, reducing the net currency assets denominated in foreign currency and consider appropriate measures including making hedging arrangements (e.g. forward exchange contracts), based on its operating needs to mitigate the Group's currency exposure. However, as at 31 December, 2006, the Group had not entered into any hedging arrangement including any forward exchange contracts.

Capital expenditure

During the year ended 31 December, 2006, capital expenditure excluding capitalised interest on vessels and vessels under construction amounted to RMB2,114,654,000, improvement on vessels under operating leases RMB3,855,000, development of information system RMB31,697,000, containers RMB1,504,630,000, motor vehicles RMB2,513,000 and office equipment RMB14,545,000.

Capital commitments

As at 31 December, 2006, the Group had contracted but not provided for capital commitments of approximately RMB4,100,999,000 for vessels under construction. It is expected that part of the commitments will be financed by cash generated from operating activities, with the remaining portion by bank borrowings.

Contingent liabilities

As at 31 December, 2006, the Group did not have any material contingent liabilities.

Employees, training and benefits

As at 31 December, 2006, the Group had 3,526 employees, representing an increase of 79 employees compared to year 2005. Staff cost was approximately RMB739,498,000 (including a provision for the year of RMB1,432,000 in relation to the H share share appreciation rights granted to the Company's Directors (the "Directors") and employees). In addition, the Group entered into contracts with a number of subsidiaries of China Shipping (Group) Company, pursuant to which those companies provided the Group with approximately 3,370 crew members in aggregate who mainly worked on the Group's self-owned or bare-boat chartered vessels.

Remuneration of the Group's employees includes basic salaries, other allowances and performance bonuses. The Group also adopts a performance discretionary incentive scheme for its staff. The scheme links up the financial benefits of the Group's staff with certain business performance indicators. Such indicators may include but not limited to the profit target of the Group.

Details of the performance discretionary incentive scheme vary among the members of the Group. The Group sets out certain performance indicators for each of its subsidiaries to achieve. Each subsidiary has the discretion to formulate its own detailed performance related remuneration policies according to its local circumstances.

The Group has adopted a compensation scheme, which is to be satisfied by cash payments and is share-based, known as the "H Share Share Appreciation Rights Scheme". The fair value of services provided by the employees of the Company who are granted appreciation rights is recognised as an expense of the Company. Employees might in the future be entitled to a compensation in the form of a cash payment, which is calculated based on the appreciation in the price of the Company's share from the date of grant to the date of exercise.

OTHER INFORMATION

PURCHASE, SALE AND REDEMPTION OF SHARES

During the year ended 31 December, 2006, the Company had not redeemed any of its shares. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares in the aforesaid period.

AUDIT COMMITTEE

The financial statements for the year ended 31 December, 2006 of the Group have been reviewed by the Company's audit committee.

COMPLIANCE WITH THE "CODE ON CORPORATE GOVERNANCE PRACTICES" OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE ("LISTING RULES")

None of the Directors is aware of any information that would reasonably indicate that the Group was not, at any time during year 2006, in compliance with the code provisions of the "Code on Corporate Governance Practices" as set out in Appendix 14 to the Listing Rules.

The Company has adopted a code of conduct regarding directors' and supervisors' securities transactions on terms no less exacting than the required standard stipulated in the "Model Code for Securities Transactions by Directors of Listed Companies" (the "Model Code") as set out in Appendix 10 to the Listing Rules. The Company confirms, having made specific enquiries with all its Directors and supervisors, that its Directors and supervisors have complied with the required standard of securities transactions as set out in the Model Code.

DISCLOSURE OF INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

The electronic version of this announcement will be published on the website of the Stock Exchange (http://www.hkex.com.hk). An annual report for the year ended 31 December, 2006 containing all the information required by Appendix 16 to the Listing Rules will be dispatched to the shareholders of the Company and published on the website of the Stock Exchange in due course.

By Order of the Board of Directors
China Shipping Container Lines Company Limited
Li Shaode
Chairman

Shanghai, the People's Republic of China
10 April, 2007

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese and the English name "China Shipping Container Lines Company Limited".*

END